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EXHIBIT 99.2

The Thomson Corporation
Consolidated Statement of Earnings
(unaudited)

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars, except per common share amounts)	2007	2006 (note 9)	2007	2006 (note 9)

Revenues	1,810	1,629	3,477	3,134
Cost of sales, selling, marketing, general and administrative expenses	(1,276)	(1,153)	(2,541)	(2,284)
Depreciation	(117)	(109)	(232)	(214)
Amortization	(62)	(59)	(123)	(119)

Operating profit	355	308	581	517
Net other income (note 7)	6	3	12	41
Net interest expense and other financing costs	(51)	(56)	(104)	(108)
Income taxes (note 8)	(46)	(57)	(15)	(47)

Earnings from continuing operations	264	198	474	403
Earnings (loss) from discontinued operations, net of tax (note 9)	113	(25)	127	(93)

Net earnings	377	173	601	310
Dividends declared on preference shares	(2)	(2)	(3)	(3)

Earnings attributable to common shares	375	171	598	307
Earnings per common share (note 11):
Basic earnings (loss) per common share:
From continuing operations	0.41	0.30	0.73	0.62
From discontinued operations	0.18	(0.03)	0.20	(0.14)

Basic earnings per common share	0.59	0.27	0.93	0.48

Diluted earnings (loss) per common share:
From continuing operations	0.41	0.30	0.73	0.62
From discontinued operations	0.17	(0.04)	0.20	(0.15)

Diluted earnings per common share	0.58	0.26	0.93	0.47

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Balance Sheet
(unaudited)

(millions of U.S. dollars)	June 30, 2007	December 31, 2006 (note 9)

Assets
Cash and cash equivalents	422	334
Accounts receivable, net of allowances	1,269	1,362
Inventories	82	72
Prepaid expenses and other current assets	357	296
Deferred income taxes	153	153
Current assets of discontinued operations (note 9)	798	1,048

Current assets	3,081	3,265
Computer hardware and other property, net	614	625
Computer software, net	674	647
Identifiable intangible assets, net	3,459	3,456
Goodwill	6,749	6,543
Other non-current assets	1,129	1,082
Non-current assets of discontinued operations (note 9)	4,319	4,514

Total assets	20,025	20,132

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	210	333
Accounts payable and accruals	1,288	1,304
Deferred revenue	1,025	964
Current portion of long-term debt	656	264
Current liabilities of discontinued operations (note 9)	486	874

Current liabilities	3,665	3,739
Long-term debt	3,375	3,681
Other non-current liabilities	835	785
Deferred income taxes	966	997
Non-current liabilities of discontinued operations (note 9)	415	449

Total liabilities	9,256	9,651

Shareholders' equity
Capital	2,874	2,799
Retained earnings	7,352	7,169
Accumulated other comprehensive income	543	513

Total shareholders' equity	10,769	10,481

Total liabilities and shareholders' equity	20,025	20,132

Contingencies (note 13)

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Statement of Cash Flow
(unaudited)

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2007	2006 (note 9)	2007	2006 (note 9)

Cash provided by (used in):
Operating activities
Net earnings	377	173	601	310
Remove (income) loss from discontinued operations	(113)	25	(127)	93
Add back (deduct) items not involving cash:
Depreciation	117	109	232	214
Amortization	62	59	123	119
Net gains on disposals of businesses and investments (note 7)	(2)	(3)	(8)	(44)
Deferred income taxes	(19)	40	(61)	23
Other, net	71	45	135	109
Pension contribution	(2)	—	(3)	(5)
Changes in working capital and other items (note 16)	7	5	(96)	(118)
Cash (used in) provided by operating activities — discontinued operations (note 9)	(55)	14	(66)	(5)

Net cash provided by operating activities	443	467	730	696

Investing activities
Acquisitions, less cash therein (note 14)	(29)	(80)	(183)	(212)
Proceeds from disposals of discontinued operations (note 9)	438	19	473	19
Proceeds from other disposals	5	5	11	60
Capital expenditures, less proceeds from disposals	(142)	(94)	(240)	(160)
Other investing activities	(13)	(4)	(23)	(15)
Capital expenditures of discontinued operations (note 9)	(58)	(45)	(95)	(83)
Acquisitions by discontinued operations (note 9)	—	(3)	(54)	(6)
Other investing activities of discontinued operations (note 9)	(2)	(7)	(6)	(10)

Net cash provided by (used in) investing activities	199	(209)	(117)	(407)

Financing activities
Repayments of debt	(20)	(21)	(20)	(73)
Net borrowings of short-term loan facilities	(380)	(42)	(136)	156
Repurchase of common shares (note 10)	(20)	(123)	(75)	(291)
Dividends paid on preference shares	(2)	(2)	(3)	(3)
Dividends paid on common shares	(153)	(138)	(306)	(277)
Other financing activities, net	5	7	15	16

Net cash used in financing activities	(570)	(319)	(525)	(472)

Translation adjustments	—	—	—	—

Increase (decrease) in cash and cash equivalents	72	(61)	88	(183)
Cash and cash equivalents at beginning of period	350	285	334	407

Cash and cash equivalents at end of period	422	224	422	224

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Statement of Changes in Shareholders' Equity
(unaudited)

(millions of U.S. dollars)	Stated Share Capital*	Contributed Surplus	Total Capital	Retained Earnings	Accumulated Other Comprehensive Income ("AOCI")	Total Retained Earnings and AOCI	Total

Balance, December 31, 2006	2,642	157	2,799	7,169	513	7,682	10,481
Opening balance adjustment for income tax accounting change (note 5)	—	—	—	(33)	—	(33)	(33)

Restated balance, December 31, 2006	2,642	157	2,799	7,136	513	7,649	10,448
Comprehensive income:
Net earnings				601	—	601	601
Unrecognized net loss on cash flow hedges				—	(20)	(20)	(20)
Foreign currency translation adjustments				—	88	88	88
Net gain reclassified to income				—	(38)	(38)	(38)

Comprehensive income				601	30	631	631
Dividends declared on preference shares	—	—	—	(3)	—	(3)	(3)
Dividends declared on common shares	—	—	—	(314)	—	(314)	(314)
Common shares issued under Dividend Reinvestment Plan ("DRIP")	8	—	8	—	—	—	8
Repurchase of common shares (note 10)	(7)	—	(7)	(68)	—	(68)	(75)
Effect of stock compensation plans	48	26	74	—	—	—	74

Balance, June 30, 2007	2,691	183	2,874	7,352	543	7,895	10,769

(millions of U.S. dollars)	Stated Share Capital*	Contributed Surplus	Total Capital	Retained Earnings	AOCI	Total Retained Earnings and AOCI	Total

Balance, December 31, 2005	2,599	127	2,726	6,992	245	7,237	9,963
Opening balance adjustment for net deferred gain on cash flow hedges (note 5)	—	—	—	—	51	51	51

Restated balance, December 31, 2005	2,599	127	2,726	6,992	296	7,288	10,014
Comprehensive income:
Net earnings				310	—	310	310
Unrecognized net loss on cash flow hedges				—	(2)	(2)	(2)
Foreign currency translation adjustments				—	103	103	103
Net gain reclassified to income				—	(5)	(5)	(5)

Comprehensive income				310	96	406	406
Dividends declared on preference shares	—	—	—	(3)	—	(3)	(3)
Dividends declared on common shares				(284)	—	(284)	(284)
Common shares issued under DRIP	7	—	7	—	—	—	7
Repurchase of common shares (note 10)	(29)	—	(29)	(262)	—	(262)	(291)
Effect of stock compensation plans	26	20	46	—	—	—	46

Balance, June 30, 2006	2,603	147	2,750	6,753	392	7,145	9,895

*
Includes both common and preference share capital

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Consolidated Financial Statements

Principles of Consolidation

The unaudited interim consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Note 2: Accounting Principles and Methods

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, Interim Financial Statements. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2006, as set out in the Company's 2006 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2006, except as explained in Note 5.

Prior periods have been restated for discontinued operations. Where necessary, certain amounts for 2006 have been reclassified to conform to the current period's presentation.

Note 3: Seasonality

Historically, the Company's revenues and operating profits from continuing operations have been proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases are concentrated at the end of the year, particularly in the regulatory and healthcare markets. As costs continue to be incurred more evenly throughout the year, operating margins have historically increased as the year progresses. For these reasons, the performance of the Company's businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Note 4: Proposed Transaction with Reuters Group PLC

In May 2007, Thomson and Reuters Group PLC ("Reuters") announced the signing of a definitive agreement to combine the two companies through a dual listed company ("DLC") structure. The transaction is subject to receipt of required regulatory, shareholder and court approvals and other customary closing conditions. After the proposed transaction closes, the combined business will be called Thomson-Reuters. The parent companies of the combined business will be The Thomson Corporation, an Ontario corporation, which will be renamed Thomson-Reuters Corporation, and Thomson-Reuters PLC, a United Kingdom company. The DLC structure will enable Thomson and Reuters to combine management and operations as a single economic entity while retaining the two parent companies' separate legal identities, primary listings and, it is intended, their existing index participations. The DLC structure will be accomplished through contractual arrangements between the two parent companies and amendments to each parent company's constitutional documents. The boards of the two parent companies will be identical and the combined business will be managed by a single senior executive management team.

To effect the transaction, a newly formed United Kingdom company, Thomson-Reuters PLC, will acquire Reuters Group PLC through a scheme of arrangement in which each Reuters share will be entitled to 352.5 pence per share in cash and 0.16 Thomson-Reuters PLC shares. Upon implementation of the transaction, one Thomson-Reuters PLC share will be equivalent to one share of Thomson-Reuters Corporation. Based on the closing Thomson share price and the applicable $/£ exchange rate on May 14, 2007, which was the day before the Company and Reuters announced their agreement, each Reuters share was valued at approximately 691 pence per share.

Based on the current issued share capital of each of Thomson and Reuters, The Woodbridge Company Limited ("Woodbridge") and other companies affiliated with it would own approximately 53% of the voting and economic interests of the combined Thomson-Reuters business, other Thomson shareholders would own approximately 23% and Reuters shareholders would own approximately 24%. As of June 30, 2007, Woodbridge and other companies affiliated with it beneficially owned approximately 70% of the Company's common shares.

The U.S. Department of Justice, the European Commission and the Canadian Competition Bureau will be reviewing the transaction. In addition, Thomson and Reuters have made, and will be making, filings with antitrust/competition authorities in other jurisdictions around the world.

  •
  In the United States, given the DLC structure of the proposed combination of Thomson and Reuters, the transaction is not subject to the filing and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. However, as is common for a transaction of this size, the Department of Justice is conducting a review of the deal that the Company expects will be conducted similarly to a Hart-Scott-Rodino review.

  •
  In the European Union and Canada, the proposed combination is subject to the customary antitrust/competition review process. The Company and Reuters are currently in pre-filing discussions with the European Commission. The two companies currently plan to file a Form CO in September. Thomson and Reuters will also be submitting merger notification filings to the Canadian Competition Bureau.

Thomson and Reuters are cooperating with the antitrust/competition authorities. Given the complementary nature of the two companies' businesses and the highly competitive nature of the financial information services industry, the Company remains confident that it and Reuters will receive the required antitrust/competition approvals.

Thomson and Reuters will also submit the proposed transaction to their respective shareholders for approval and will apply for requisite court approvals in Ontario, Canada and England.

Note 5: Changes in Accounting Policies

Income Taxes

Effective January 1, 2007, Thomson voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, the Company recorded a non-cash charge of $33 million to its opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.

Under its previous policy, the Company would reserve for tax contingencies if it was probable that an uncertain position would not be upheld. Under its new policy, the Company evaluates a tax position using a two-step process:

  •
  First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

  •
  Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.

The Company believes that this new policy will provide reliable and more relevant information because all tax positions of the Company will be affirmatively evaluated for recognition, derecognition and measurement using a consistent threshold of more likely than not, based on the technical merits of a tax position. In addition, the Company will be providing more information about uncertainty related to income tax assets and liabilities.

The Company was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realized upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and the Company has concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

The Company will continue to recognize interest and penalties on underpayment of income taxes as an income tax expense.

Financial Instruments and Comprehensive Income

Effective January 1, 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provided comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduced a new component of equity referred to as accumulated other comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is the fair value of a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

In accordance with the provisions of these new standards, the Company reflected the following adjustments as of January 1, 2006:

  •
  An increase of $53 million to "Other non-current assets" and "Accumulated other comprehensive income" in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

  •
  A reclassification of $5 million from "Other current assets" and $3 million from "Other current liabilities" to "Accumulated other comprehensive income" in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;

  •
  An increase of $16 million to "Other non-current assets" and "Long-term debt" in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and

  •
  A presentational reclassification of amounts previously recorded in "Cumulative translation adjustment" to "Accumulated other comprehensive income."

The adoption of these new standards had no material impact on the Company's consolidated statement of earnings. The unrealized gains and losses included in "Accumulated other comprehensive income" were recorded net of taxes, which were nil.

Discontinued Operations

In April 2006, the Emerging Issues Committee of the CICA ("EIC") issued Abstract 161, Discontinued Operations ("EIC-161"). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on the Company's consolidated financial statements.

Stock-Based Compensation

In July 2006, the Company adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date ("EIC-162"), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the date of grant to the date the employee becomes eligible to retire. EIC-162 did not have an impact on the Company's financial statements.

Note 6: THOMSONplus Program

THOMSONplus is a series of initiatives, announced in 2006, which will allow the Company to become a more integrated operating company by leveraging assets and infrastructure across all segments of its business. To accomplish these initiatives, the Company expects to incur approximately $250 million of expenses from inception through 2009 primarily related to technology and restructuring costs and consulting services. In 2006, the Company incurred $60 million of expenses consisting primarily of consulting fees and severance. The Company also incurred $9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006. These expenses consisted of severance and losses on vacated leased properties. Based on current estimates, the Company expects to incur expenses of approximately $100 million in 2007, $50 million in 2008 and $30 million in 2009. Because THOMSONplus is a series of initiatives, the timing of these costs and savings may shift between different calendar years.

For the three- and six-month periods ended June 30, 2007, the Company incurred $27 million and $61 million, respectively, of expenses within continuing operations associated with THOMSONplus consisting primarily of consulting fees and severance. The consulting costs primarily related to efforts to deploy SAP as a company-wide enterprise resource planning (ERP) system, which will continue throughout 2007 and 2008. In the three-month period ended June 30, 2007, severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralized service centers. For the six-month period ended June 30, 2007, severance costs also reflected efforts to streamline the operations of Thomson Financial. Because THOMSONplus is a corporate program, expenses associated with it are reported within the Corporate and Other segment. Restructuring activities represented approximately $12 million and $29 million of the expense for the three- and six-month periods ended June 30, 2007, respectively. The liabilities associated with these restructuring activities were not material as of June 30, 2007 and December 31, 2006.

Note 7: Net Other Income

During the period, Net Other Income includes:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Net gains on disposals of businesses and investments	2	3	8	44
Equity in net earnings of associates	4	—	4	1
Other expense	—	—	—	(4)

Net other income	6	3	12	41

Net gains on disposals of businesses and investments

For the three- and six-month periods ended June 30, 2007 and 2006, net gains on disposals of businesses and investments were comprised primarily of income from, and gains on sales of, equity investments.

Note 8: Income Taxes

As discussed in Note 5, the Company voluntarily adopted a new policy for accounting for uncertain tax positions effective January 1, 2007. As a result of this change, the Company recorded a non-cash charge of $33 million to its opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.

Inclusive of the impact of the change in accounting policy, the Company had $205 million of unrecognized tax benefits as of January 1, 2007. If recognized, approximately $70 million of these benefits would favorably affect the Company's income tax expense. As of January 1, 2007, the Company had accrued $26 million for interest and penalties associated with tax positions.

As a global company, Thomson and its subsidiaries are subject to numerous federal, state and provincial income tax jurisdictions. As of June 30, 2007, the tax years subject to examination by major jurisdiction are as follows:

Jurisdiction	Tax Years

Canada — Federal and Ontario Province	1997 to 2006
United States — Federal	2003 to 2006
United Kingdom	2005 and 2006

The Company has multiple years subject to examination in other jurisdictions in which it does business as well.

Note 9: Discontinued Operations

The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented. None of the businesses are considered fundamental to the integrated information offerings of Thomson.

In April 2007, the Company approved plans to sell Fakta, its regulatory information business in Sweden. This business was managed within Thomson Legal.

In March 2007, the Company approved plans within Thomson Healthcare to sell PLM, a provider of drug and therapeutic information in Latin America; the New England Institutional Review Board, an ethical review board that monitors clinical research involving human subjects; and CenterWatch, a provider of clinical research information.

In October 2006, the Company announced its intention to sell Thomson Learning through three independent processes, each on its own schedule, as follows:

  •
  In May 2007, the Company agreed to sell Thomson Learning's higher education, careers and library reference businesses to funds advised by Apax Partners and OMERS Capital Partners for approximately $7.75 billion in cash. This sale was completed in July 2007 (see Note 20).

  •
  In May 2007, the Company completed the sale of NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC for approximately $270 million and recorded a post-tax loss of $4 million.

  •
  In June 2007, the Company agreed to sell Prometric, a global leader in assessment services, to ETS for $310 million in cash and a 6% promissory note for $125 million due in 2014. The principal amount of the note is subject to adjustment based on the assignment of certain customer contracts. The Company expects this sale to be concluded in the third quarter of 2007.

The Company recorded impairment charges associated with certain of these businesses of $14 million in the fourth quarter of 2006. Based on estimates of fair value, as well as current carrying value, at March 31, 2007, these impairment charges were reversed in the first quarter of 2007.

Additionally, in the fourth quarter of 2006 the Company approved plans within Thomson Legal to sell its business information and news operations, which include the Company's Market Research and NewsEdge businesses. Based on estimates of fair value at March 31, 2007, the Company recorded impairment charges to identifiable intangible assets of $3 million before taxes related to these businesses. The Company completed the sale of its Market Research business in May 2007.

In June 2006, the Company's board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal, and Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare. The Company completed the sale of Thomson Medical Education in April 2007 and IOB in June 2007.

In the first quarter of 2006, the Company approved plans within Thomson Legal to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. The Company completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.

Also in the first quarter of 2006, the Company approved plans within Thomson Learning to sell Peterson's, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities. Based on estimates of fair market value at March 31, 2006, Thomson recorded impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $40 million before taxes. The Company completed the sale of Peterson's in July 2006 and K.G. Saur in August 2006. The Company completed the sale of its North American operations of Thomson Education Direct in March 2007.

In December 2005, the Company's board of directors approved a plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Healthcare. The Company completed the sale in the third quarter of 2006.

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. In the six months ended June 30, 2007, the Company adjusted disposal liabilities related to businesses previously sold resulting in $10 million (2006 — $3 million) of earnings from discontinued operations. These amounts are included in "Other" below.

Balance Sheet

	June 30, 2007
	Thomson Legal	Thomson Learning	Thomson Healthcare	Total

Current assets:
Accounts receivable, net of allowances	5	325	6	336
Inventory	—	287	1	288
Other current assets	1	52	—	53
Deferred income taxes	—	121	—	121

Total current assets	6	785	7	798

Non-current assets:
Computer hardware and other property	1	164	—	165
Computer software	2	137	—	139
Identifiable intangible assets	9	798	3	810
Goodwill	4	2,878	7	2,889
Other non-current assets	—	316	—	316

Total non-current assets	16	4,293	10	4,319

Current liabilities:
Accounts payable and accruals	10	308	4	322
Deferred revenue	11	151	1	163
Other current liabilities	—	1	—	1

Total current liabilities	21	460	5	486

Non-current liabilities:
Other non-current liabilities	—	51	—	51
Deferred income taxes	5	358	1	364

Total non-current liabilities	5	409	1	415

	December 31, 2006
	Thomson Legal	Thomson Learning	Thomson Healthcare	Total

Current assets:
Accounts receivable, net of allowances	15	538	36	589
Inventory	1	252	1	254
Other current assets	4	70	5	79
Deferred income taxes	—	124	2	126

Total current assets	20	984	44	1,048

Non-current assets:
Computer hardware and other property	7	157	8	172
Computer software	5	145	1	151
Identifiable intangible assets	29	838	18	885
Goodwill	8	3,003	24	3,035
Other non-current assets	1	270	—	271

Total non-current assets	50	4,413	51	4,514

Current liabilities:
Accounts payable and accruals	15	499	25	539
Deferred revenue	38	260	20	318
Other current liabilities	16	1	—	17

Total current liabilities	69	760	45	874

Non-current liabilities:
Other non-current liabilities	4	38	2	44
Deferred income taxes	12	385	8	405

Total non-current liabilities	16	423	10	449

	Three months ended June 30, 2007
	Thomson Legal	Thomson Learning	Thomson Healthcare	Other	Total

Revenues from discontinued operations	20	440	6	—	466

(Loss) earnings from discontinued operations before income taxes	(6)	17	3	—	14
(Loss) gain on sale of discontinued operations	(19)	39	137	—	157
Income taxes	6	(49)	(15)	—	(58)

(Loss) earnings from discontinued operations	(19)	7	125	—	113

	Three months ended June 30, 2006
	Thomson Legal	Thomson Learning	Thomson Healthcare	Other	Total

Revenues from discontinued operations	31	490	38	—	559

(Loss) earnings from discontinued operations before income taxes	(5)	(21)	9	—	(17)
Gain (loss) on sale of discontinued operations	5	—	—	(1)	4
Income taxes	6	(17)	(3)	2	(12)

Earnings (loss) from discontinued operations	6	(38)	6	1	(25)

	Six months ended June 30, 2007
	Thomson Legal	Thomson Learning	Thomson Healthcare	Other	Total

Revenues from discontinued operations	42	854	33	—	929

(Loss) earnings from discontinued operations before income taxes	(17)	25	(5)	—	3
(Loss) gain on sale of discontinued operations	(19)	43	137	—	161
Income taxes	9	(44)	(12)	10	(37)

(Loss) earnings from discontinued operations	(27)	24	120	10	127

	Six months ended June 30, 2006
	Thomson Legal	Thomson Learning	Thomson Healthcare	Other	Total

Revenues from discontinued operations	65	903	67	—	1,035

(Loss) earnings from discontinued operations before income taxes	(12)	(130)	11	—	(131)
Gain (loss) on sale of discontinued operations	5	—	—	(1)	4
Income taxes	7	25	(3)	5	34

(Loss) earnings from discontinued operations	—	(105)	8	4	(93)

"Proceeds from disposal of discontinued operations" within the consolidated statement of cash flow for the three months ended June 30, 2007 represent cash received from the sale of NETg and Thomson Medical Education. For the six months ended June 30, 2007, this amount also includes the North American operations of Thomson Education Direct. For the six months ended June 30, 2006, such proceeds represent cash received from the sale of Lawpoint and Law Manager.

The carrying values of businesses disposed of during the six months ended June 30, 2007 consisted of current assets of $146 million, non-current assets of $382 million, current liabilities of $185 million and non-current liabilities of $10 million as of the date of disposal.

Note 10: Share Repurchase Program

Since May 2005, Thomson has had in place a share repurchase program which has allowed it to repurchase up to 15 million of its shares in a given 12 month period. The Company most recently renewed this program in May 2007. Since May 2005, the Company has repurchased and subsequently cancelled approximately 20 million shares for approximately $744 million. The

Company has not repurchased any shares under the current program and suspended repurchases in May 2007 as a result of its proposed combination with Reuters. The following summarizes its repurchases over the past five quarters.

Three-month period ended	Shares Repurchased	Average Price per Share	Number of Shares Available for Repurchase

June 30, 2006	3,110,000	$39.58
September 30, 2006	1,710,600	$39.27
December 31, 2006	1,289,400	$41.41
March 31, 2007	1,305,000	$41.74
June 30, 2007	495,000	$42.68	15,000,000

Shares that the Company repurchases are cancelled. Thomson may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the program at any time. From time to time when the Company does not possess material nonpublic information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company's broker will be adopted in accordance with the requirements of applicable Canadian securities laws and Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

Note 11: Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Earnings from continuing operations	264	198	474	403
Dividends declared on preference shares	(2)	(2)	(3)	(3)

Earnings from continuing operations attributable to common shares	262	196	471	400

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Weighted average number of common shares outstanding	640,040,445	643,889,036	640,157,917	645,700,112
Vested deferred share units	844,458	638,509	820,222	630,380

Basic	640,884,903	644,527,545	640,978,139	646,330,492
Effect of stock and other incentive plans	3,276,685	1,274,933	3,026,706	1,077,398

Diluted	644,161,588	645,802,478	644,004,845	647,407,890

Note 12: Employee Benefit Plans

The Company's net defined benefit plan expense is comprised of the following elements:

	Pensions		Other post-retirement plans
	Three months ended June 30,
	2007	2006	2007	2006

Current service cost	16	15	1	—
Interest cost	37	34	3	3
Expected return on plan assets	(40)	(38)	—	—
Amortization of net actuarial losses	11	14	—	1
Amortization of prior service cost	—	1	—	—

Net defined benefit plan expense	24	26	4	4

	Pensions		Other post-retirement plans
	Six months ended June 30,
	2007	2006	2007	2006

Current service cost	32	31	2	1
Interest cost	74	68	5	5
Expected return on plan assets	(80)	(76)	—	—
Amortization of net actuarial losses	22	27	1	2
Amortization of prior service cost	—	1	—	—

Net defined benefit plan expense	48	51	8	8

Note 13: Contingencies

The Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. Some of these matters are described in the Company's management's discussion and analysis for the three-month period ended March 31, 2007 and the year ended December 31, 2006. For the three-month period ended June 30, 2007, there have been no material developments to these matters. The outcome of all of the proceedings and claims against the Company, including, without limitation, those described in its management's discussion and analysis for the three-month period ended March 31, 2007 and the year ended December 31, 2006, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the Company's financial condition, taken as a whole.

Note 14: Acquisitions

The number of transactions completed during the three-month and six-month periods ended June 30, 2007 and 2006 and the related cash consideration were as follows:

Number of transactions	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Businesses and identifiable intangible assets acquired	6	10	17	12
Investments in businesses	—	—	—	1

Cash consideration	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Businesses and identifiable intangible assets acquired	29	80	183	210
Investments in businesses	—	—	—	2

Total acquisitions	29	80	183	212

Included in these acquisitions were the purchases of (i) CrossBorder Solutions, a provider of tax software, in March 2007; (ii) Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions, in March 2006; and (iii) MercuryMD, Inc., a provider of mobile information systems serving the healthcare market in June 2006.

The value of goodwill and identifiable intangible assets acquired in connection with these transactions is detailed below.

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Goodwill	37	55	108	162
Identifiable intangible assets with finite lives	40	29	117	49

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made during the six-month period ended June 30, 2007 and 2006, respectively, the majority of the acquired goodwill is not deductible for tax purposes. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

Included in assets and liabilities of discontinued operations were two acquisitions purchased for cash consideration of $54 million.

Additionally, during the second quarter of 2007 and 2006, the Company accrued approximately $50 million in each period for contingent earnout payments related to the 2004 TradeWeb LLC acquisition as the associated contingency was satisfied. The accrual in 2007 constitutes the final payment under this agreement.

Note 15: Long Term Debt

In January 2006, the Company repaid $50 million of privately placed notes upon their maturity.

Note 16: Supplemental Cash Flow Information

Details of "Changes in working capital and other items" are:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Accounts receivable	17	15	115	130
Inventories	—	(3)	(8)	(7)
Prepaid expenses and other current assets	(31)	(22)	(36)	(15)
Accounts payable and accruals	59	45	(187)	(181)
Deferred revenue	(56)	(29)	26	22
Income taxes	39	—	25	(67)
Other	(21)	(1)	(31)	—

	7	5	(96)	(118)

Non Cash transactions

During the six months ended June 30, 2007 and 2006, the Company issued 417,526 and 375,251 shares respectively, to employees in connection with its employee stock purchase plans ("ESPP").

Note 17: Related Party Transactions

As of June 30, 2007, Woodbridge and other companies affiliated with it together beneficially owned approximately 70% of the Company's common shares.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase products and service offerings from the Company. These transactions are negotiated at arm's length on standard terms, including price, and are not significant to the Company's results of operations or financial condition either individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company fees for various administrative services. For the year ended December 31, 2006, the total amount charged to Woodbridge for these rentals and services was approximately $2 million.

The employees of Jane's Information Group ("Jane's"), a business sold by the Company to Woodbridge in April 2001, participated in the Company's pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States, until June 2007, when Woodbridge sold Jane's to a third party. As a consequence of the sale, Jane's employees have ceased active participation in the Company's plans. During its period of participation, Jane's made proportional contributions to these pension plans as required, and made matching contributions in accordance with the provisions of the defined contribution plan. As part of its original purchase from the Company, Woodbridge assumed the pension liability associated with the active employees of Jane's as of the date of sale.

Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company's captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. These premiums were approximately $50,000 for the year ended December 31, 2006, which would approximate the premium charged by a third party insurer for such coverage.

The Company has entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by the Company's current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm's length, commercial arrangement. A third party administrator will manage any claims under the indemnity. Thomson pays Woodbridge an annual fee of $750,000, which is less than the premium that the Company would have paid for commercial insurance.

The Company has entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Mr. Denning, one of the Company's directors and chairman of the board's Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors. Under the current contract terms, the Company expects to pay Hewitt an aggregate of approximately $165 million over a 10 year period beginning in 2006. In 2006, Thomson paid Hewitt $16 million for its services.

Note 18: Segment Information

Thomson is a global provider of integrated information solutions for business and professional customers. Effective January 1, 2007, the Company realigned its continuing operations into five new segments consisting of Legal; Financial; Tax & Accounting; Scientific and Healthcare. Prior period segment data have been restated to conform to this presentation. The accounting policies applied by the segments are the same as those applied by the Company.

The reportable segments of Thomson are strategic business groups that offer products and services to target markets, as follows:

Legal

Providing workflow solutions throughout the world to legal, intellectual property, compliance, and other business professionals, as well as government agencies.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Tax & Accounting

Providing integrated information and workflow solutions for tax and accounting professionals in North America.

Scientific

Providing information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces.

Healthcare

Providing information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

Additionally, in March 2007, a broker research business managed by the Legal segment was transferred to the Financial segment. Financial information for all periods has been restated to reflect this transfer.

	Three months ended June 30, 2007		Three months ended June 30, 2006
Reportable Segments	Revenues	Segment operating profit	Revenues	Segment operating profit

Legal	857	297	783	257
Financial	540	107	502	93
Tax & Accounting	155	31	126	22
Scientific	162	45	153	39
Healthcare	100	9	70	6

Segment totals	1,814	489	1,634	417
Corporate and other(1)	—	(72)	—	(50)
Eliminations	(4)	—	(5)	—

Total	1,810	417	1,629	367

	Six months ended June 30, 2007		Six months ended June 30, 2006
	Revenues	Segment operating profit	Revenues	Segment operating profit

Legal	1,602	504	1,459	434
Financial	1,067	202	989	172
Tax & Accounting	315	69	268	52
Scientific	311	79	292	67
Healthcare	192	13	135	10

Segment totals	3,487	867	3,143	735
Corporate and other(1)	—	(163)	—	(99)
Eliminations	(10)	—	(9)	—

Total	3,477	704	3,134	636

(1)
Corporate and other includes corporate costs, certain costs associated with the Company's stock compensation plans, THOMSONplus and Reuters transaction costs.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit, which is operating profit before amortization of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Company's definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the reportable segment information to operating profit per the consolidated statement of earnings:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Segment operating profit	417	367	704	636
Less: Amortization	(62)	(59)	(123)	(119)

Operating profit	355	308	581	517

Note 19: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following table presents the material differences between Canadian and U.S. GAAP:

	Three months ended June 30,		Six months Ended June 30,
	2007	2006	2007	2006

Net earnings under Canadian GAAP	377	173	601	310
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	7	4	10	8
Derivative instruments and hedging activities	(8)	1	(12)	2
Income taxes	14	34	(32)	(26)

Net income under U.S. GAAP	390	212	567	294

Earnings under U.S. GAAP from continuing operations	265	221	437	400
Earnings (loss) under U.S. GAAP from discontinued operations	125	(9)	130	(106)

Net income under U.S. GAAP	390	212	567	294

Basic earnings (loss) per common share, under U.S. GAAP, from:
Continuing operations	$0.41	$0.34	$0.68	$0.61
Discontinued operations, net of tax	$0.20	$(0.01)	$0.20	$(0.16)

Basic earnings per common share	$0.61	$0.33	$0.88	$0.45

Diluted earnings (loss) per common share, under U.S. GAAP, from:
Continuing operations	$0.41	$0.34	$0.68	$0.61
Discontinued operations, net of tax	$0.19	$(0.01)	$0.20	$(0.16)

Diluted earnings per common share	$0.60	$0.33	$0.88	$0.45

Descriptions of the nature of the reconciling differences are provided below:

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition-related liabilities. The net increase to income primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

Derivative Instruments and Hedging Activities

Under U.S. Statement of Financial Accounting Standards ("FAS") 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Effective January 1, 2006, the Company adopted the same recognition and measurement principles as allowed under new Canadian GAAP accounting standards as discussed in Note 5.

Prior to January 1, 2006, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet, except for derivative instruments that did not qualify as hedges. From January 1, 2004, derivative instruments that did not qualify as hedges were recorded in the balance sheet at fair value, and the change in fair value subsequent to January 1, 2004 was recorded in the income statement. The fair value as of January 1, 2004 was deferred and amortized into earnings in conjunction with the item it previously hedged. The reconciling items subsequent to January 1, 2004 relate to historical balances due to the fact that the adoption of the standards occurred at a later date for Canadian GAAP.

Income Taxes

Under Canadian GAAP, the Company estimates separate annual effective income tax rates for each taxing jurisdiction and individually applies such rates to the interim period's pre-tax income of each jurisdiction. Under U.S. GAAP, the Company estimates the average annual effective income tax rate, excluding jurisdictions that generate net losses where the Company does not expect to receive a tax benefit, and applies that rate to the Company's interim period pre-tax income excluding the interim period pre-tax loss of those loss jurisdictions. Additionally, U.S. GAAP requires that the effect of a change in tax laws be recorded upon enactment. Under Canadian GAAP, this recording is to take place upon substantial enactment.

The income tax adjustment consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Additional provision due to different accounting principles described above	17	35	(29)	(23)
Tax effect of U.S. GAAP pre-tax reconciling items	(3)	(1)	(3)	(3)

Total income taxes per reconciliation	14	34	(32)	(26)

As discussed in Note 5, effective January 1, 2007, the Company adopted a new accounting policy under Canadian GAAP for uncertain income tax positions which conforms to the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"). The adoption of FIN 48 was required for U.S. GAAP purposes as of January 1, 2007. As a result of this adoption, there is no material difference in treatment between Canadian and U.S. GAAP for uncertain income tax positions.

Recently Issued Accounting Standards

In September 2006, the FASB issued FAS 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Company in the first quarter of 2008. The Company is currently evaluating the statement's impact on its financial statements.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. FAS 159 is effective for the Company in the first quarter of 2008. The Company is currently evaluating the statement's impact on its financial statements.

Note 20: Subsequent Events

In July 2007, the Company completed its sale of Thomson Learning's higher education, careers and library reference assets and Nelson Canada to a consortium of funds advised by Apax Partners and OMERS Capital Partners for approximately $7.75 billion. The Company anticipates recording a post-tax gain on the sale.

In July 2007, the Company repaid C$250 million of debentures upon their maturity.

As the consideration required to be paid to Reuters shareholders will fluctuate based on the $/£ exchange rate and the number of Reuters shares outstanding, in July 2007 the Company commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In July, the Company paid approximately $40 million for the purchase of sterling call options. These options will be stated at their fair value in the Company's consolidated balance sheet and changes in their fair value will be reflected within its consolidated statement of earnings.

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  EXHIBIT 99.2
CONSOLIDATED STATEMENT OF EARNINGS